(6)(bb)(ii)

COLLEGE RETIREMENT EQUITIES FUND

(CREF)

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-842-2733]

Endorsement to Your CREF Retirement Choice Annuity Certificate or

CREF Retirement Choice Plus Annuity Certificate

[Effective Date: Upon receipt/Specific date/Attached at issue]

This endorsement is part of your certificate with CREF. It describes a change to your employer’s rights as the contractholder, and is provided for your information. It modifies provisions of your CREF Retirement Choice Annuity Certificate (RC) or CREF Retirement Choice Plus Annuity Certificate (RCP) as follows.

The following definitions are added to your certificate:

A Custom Portfolios Model Service (CPMS) Program is an asset allocation service developed by an employer plan generally in consultation with investment advisors designated by the plan sponsor whereby contributions under the plan are allocated to model portfolios comprised of funding options in accordance with prescribed target allocation percentages established by the plan sponsor. Some or all of the funding options under the contract may be administered as part of a CPMS. As provided below, if and while you are subscribed in a model within the CPMS, CREF will periodically execute contractholder payments to track the target allocation percentages of the models created for the CPMS. The terms of the CPMS and the particular funding options that may be administered as part of a CPMS will be as agreed upon by CREF and the contractholder. For any such CPMS, the employer plan defines the target allocations. More than one model in a CPMS may be administered under the contract. However, your accumulation can only be managed under one model within the CPMS program at any time.

If the contract is being used in connection with an employer plan in which both an RC and RCP contract are simultaneously being used as funding vehicles and record-kept as a single plan in TIAA-CREF’s recordkeeping systems for the purposes of making CPMSs available to employees, then

•	the only amounts that may be applied to the RCP would be those associated with administering a model(s) in a CPMS.
•	CREF may transfer your accumulation between the RCP and the corresponding accounts in the RC in accordance with the terms of the CPMS as agreed upon by CREF and the contractholder under circumstances in which you begin or cease participation in a model in a CPMS.

The contractholder understands and acknowledges that, in connection with any CPMS, and notwithstanding any other provisions in the contract to the contrary, you retain, with respect to your accumulation in the CPMS, the following rights to the full extent you may be granted these rights under the contract: the right to (i) withdraw accumulations subject to all otherwise applicable restrictions on an employee’s right to withdraw or transfer such accumulations; (ii) vote securities, or delegate the authority to vote securities to another person; (iii) be provided in a timely manner with a

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written confirmation or other notification of each transaction, and all other documents required by law to be provided to a security holder; and (iv) proceed directly as a security holder against the issuer of any security in your account.

The Contractholder Rights provision is modified by adding the following:

At the mutual agreement of CREF and the contractholder, a contractholder payment can include a lump-sum payment of some or all of an account’s accumulation in a specific model in a CPMS under the contract. A contractholder payment also includes lump-sum payments and transfers of any part of an employee’s CPMS accumulation in that account effected to achieve the rebalancing objectives associated with the target allocations of the model in a CPMS.

President and
Chief Executive Officer

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